                                                            OMB APPROVAL
                                 UNITED STATES         OMB Number:  3235-0145
                                 SECURITIES AND      Expires:  October 31, 1997
                              EXCHANGE COMMISSION    Estimated average burden
                             Washington, D.C. 20549  hours per response....14.90
                                                   -----------------------------

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                         Coinmach Laundry Corporation
-------------------------------------------------------------------------------
                               (Name of Issuer)


                Class A Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   19259L101
        ------------------------------------------------------------
                                (CUSIP Number)

            Ronald S. Brody, Esq., c/o Anderson Kill & Olick, P.C.
      1251 Avenue of the Americas, New York, New York  10020  (212) 278-1000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               July 23, 1996/**/
        ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior page.

**If and to the extent the event requiring filing of this statement occurred on July 23, 1996, this filing is made as a consequence thereof; provided, however, that the filing of this statement shall not be construed as an admission that a filing is required with respect to the events described in this statement. See
Item 4 of this statement.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         MCS Capital, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              WC, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Delaware
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          504,391/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           504,391/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    504,391/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      5.0%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 246,476 shares of Class A Common Stock underlying options not currently exercisable; includes 61,622 shares of Class A Common Stock underlying currently exercisable options. MCS Capital, Inc. disclaims beneficial ownership of all shares beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Stephen R. Kerrigan
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              Not applicable
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          0
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                            0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                         504,391/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    504,391/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      5.0%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 246,476 shares of Class A Common Stock underlying options not currently exercisable; includes 61,622 shares of Class A Common Stock underlying currently exercisable options. Mr. Kerrigan disclaims beneficial ownership of all shares beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which MCS Capital, Inc. is a party. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         President and Fellows of Harvard College
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              WC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Massachusetts
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          151,860/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           151,860/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    151,860/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.5%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------

 /1/ President and Fellows of Harvard College disclaim beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5./

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Harvard Management Company, Inc.
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              Not Applicable
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             Massachusetts
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                             0
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                        151,860/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    151,860/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.5%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      CO
----------------------------------------------------------------------------------------------------------------------------------



/1/ Harvard Management Company, Inc. disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which President and Fellows of Harvard College is a party. See Items 4 and 5./

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Mitchell Blatt
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                          416,313/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                           416,313/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    416,313/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      4.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 80,000 shares of Class A Common Stock underlying options not currently exercisable; includes 20,000 shares of Class A Common Stock underlying currently exercisable options. Mr. Blatt disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Robert M. Doyle
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                         123,586/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          123,586/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    123,586
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      1.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 57,512 shares of Class A Common Stock underlying options not currently exercisable; includes 14,378 shares of Class A Common Stock underlying currently exercisable options. Mr. Doyle disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Michael E. Stanky
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                       77,580/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          77,580/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                            0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    77,580/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.8%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 122,816 shares of Class A Common Stock underlying options not currently exercisable; includes 30,705 shares of Class A Common Stock underlying currently exercisable options. Mr. Stanky disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Charles Prato
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           32,225/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          32,225/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    32,225/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.3%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 9,200 shares of Class A Common Stock underlying options not currently exercisable; includes 2,302 shares of Class A Common Stock underlying currently exercisable options. Mr. Prato disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         James N. Chapman
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           24,635/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                            24,635/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                            24,635/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.3%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ /Does not include 23,004 shares of Class A Common Stock underlying options not currently exercisable; includes 5,752 shares of Class A Common Stock underlying currently exercisable options. Mr. Chapman disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Michael E. Marrus
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           20,223/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          20,223/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    20,223/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.3%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 23,004 shares of Class A Common Stock underlying options not currently exercisable; includes 5,752 shares of Class A Common Stock underlying currently exercisable options. Mr. Marrus disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         David Tulkop
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF, SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           20,449/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                          20,449/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                             0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    20,449/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 2,000 shares of Class A Common Stock underlying options not currently exercisable; includes 500 shares of Class A Common Stock underlying currently exercisable options. Mr. Tulkop disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Russell Harrison
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF,SC
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                              12,852/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                            1,408,411/1/
         EACH    -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
        PERSON                                                                  12,852/1/
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                 0
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                              12,852/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                                0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                                IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Does not include 11,500 shares of Class A Common Stock underlying options not currently exercisable; includes 2,878 shares of Class A Common Stock underlying currently exercisable options. Mr. Harrison disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996. See Items 4 and 5.

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         S.A. Spencer
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           0/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
         EACH    -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
        PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                          24,297/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    24,297/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Mr. Spencer and Mary M. Spencer jointly own 24,297 shares of Class A Common Stock. See Items 4 and 5. Mr. Spencer disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996

                                 SCHEDULE 13D

CUSIP NO. 19259L101                                                                                   Page _______ of _______ Pages
          ---------                                                                                   -----------------------------


 1                           NAME OF REPORTING PERSON
                             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                                         Mary M. Spencer
------------------------------------------------------------------------------------------------------------------------------------
 2                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                              (a) [ ]
                                                                                                                          (b) [X]
------------------------------------------------------------------------------------------------------------------------------------
 3                          SEC USE ONLY
------------------------------------------------------------------------------------------------------------------------------------
 4                          SOURCE OF FUNDS
                                                                              PF
------------------------------------------------------------------------------------------------------------------------------------
 5                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          [ ]

                                                                             Not Required
------------------------------------------------------------------------------------------------------------------------------------
 6                          CITIZENSHIP OR PLACE OF ORGANIZATION

                                                                             U.S. Citizen
-----------------------------------------------------------------------------------------------------------------------------------
                    7           SOLE VOTING POWER
                                                                                           0/1/
      NUMBER OF
        SHARES   -------------------------------------------------------------------------------------------------------------------
     BENEFICIALLY   8          SHARED VOTING POWER
       OWNED BY                                                                        1,408,411/1/
          EACH   -------------------------------------------------------------------------------------------------------------------
       REPORTING    9          SOLE DISPOSITIVE POWER
         PERSON                                                                              0
         WITH    -------------------------------------------------------------------------------------------------------------------
                   10          SHARED DISPOSITIVE POWER
                                                                                          24,297/1/
----------------------------------------------------------------------------------------------------------------------------------
11                          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    24,297/1/
----------------------------------------------------------------------------------------------------------------------------------
12                          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                              [X]

----------------------------------------------------------------------------------------------------------------------------------
13                          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                      0.2%
----------------------------------------------------------------------------------------------------------------------------------
14                          TYPE OF REPORTING PERSON
                                                                      IN
----------------------------------------------------------------------------------------------------------------------------------

/1/ Ms. Spencer and S.A. Spencer jointly own 24,297 shares of Class A Common Stock. Ms. Spencer disclaims beneficial ownership of all shares of Class A Common Stock beneficially owned by the other parties to the Voting Agreement, dated July 23, 1996, to which Mr. Spencer is a party. See Items 4 and 5.

                          COINMACH LAUNDRY CORPORATION
                             (CUSIP NO. 19259L101)


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A common stock, par value $.01 per share (the "Common Stock"), of Coinmach Laundry Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 55 Lumber Road, Roslyn, New York 11576.

ITEM 2.  IDENTITY AND BACKGROUND.

         This statement is being filed jointly by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission (the "SEC") under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) MCS Capital, Inc., a Delaware corporation ("MCS"); (ii) Stephen R. Kerrigan (by virtue of his controlling interest in MCS); (iii) President and Fellows of Harvard College, a Massachusetts charitable corporation ("Harvard"); (iv) Harvard Management Company, Inc., a Massachusetts corporation ("Harvard Management") (by virtue of it being the investment manager of Harvard); (v) Mitchell Blatt; (vi) Robert M. Doyle; (vii) Michael E. Stanky;
(viii) Charles Prato; (ix) David Tulkop; (x) Russell Harrison; (xi) James N. Chapman; (xii) Michael E. Marrus; (xiii) S.A. Spencer; and (xiv) Mary M. Spencer.

         MCS, Harvard, Harvard Management, and each of Messrs. Kerrigan, Blatt, Doyle, Stanky, Prato, Tulkop, Harrison, Chapman, Marrus, S.A. Spencer and Mary
M. Spencer are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

         Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information given by another Reporting Person. By their signatures on this statement, each Reporting Person agrees that this statement is filed on behalf of such Reporting Person.

         The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons and the other parties to the Voting Agreement (as defined in Item 4) may also be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly deny the existence of any agreement to act as a group other than as described in this statement.

         The principal business of MCS is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business address of MCS is c/o the Issuer, 55 Lumber Road, Roslyn, New York 11576. Stephen R. Kerrigan is the President and controlling stockholder of MCS. Mr. Kerrigan's principal occupation is Chairman and Chief Executive Officer of the Issuer. Mr. Kerrigan is a United States citizen whose business address is c/o the Issuer, 55 Lumber Road, Roslyn, New York 11576.

         Harvard is a Massachusetts charitable corporation whose investments are managed by Harvard Management. Certain information required by Item 2 concerning the fellows, executive officers and controlling persons of Harvard is set forth on Schedule A attached to this statement.
                                       ----------
The principal business of Harvard is education and the principal business of Harvard Management is to make investments in common stock and other interests in business organizations, domestic or foreign, with the principal objective of appreciation of capital invested. The principal business address of Harvard and Harvard Management is 600 Atlantic Avenue, Boston, Massachusetts 02210.

         Mr. Blatt's principal occupation is President and Chief Operating Officer of the Issuer. Mr. Doyle's principal occupation is Chief Financial Officer, Senior Vice President, Treasurer and Secretary of the Issuer.

Mr. Stanky's principal occupation is Senior Vice President of the Issuer. Mr. Prato's principal occupation is General Manager of Super Laundry Equipment Corp. Mr. Tulkop's principal occupation is Vice President of Operations of Coinmach Corporation, a wholly-owned subsidiary of the Issuer. Mr. Harrison's principal occupation is Director of Security of Coinmach Corporation, a wholly-owned subsidiary of the Issuer. Each of Messrs. Blatt, Doyle, Stanky, Prato, Tulkop and Harrison is a United States citizen whose business address is c/o the Issuer, 55 Lumber Road, Roslyn, New York 11576.

         Mr. Chapman's principal occupation is as a financial advisor and independent consultant. Mr. Chapman is a United States citizen whose business address is c/o the Issuer, 55 Lumber Road, Roslyn, New York 11576.

         Mr. Marrus' principal occupation is as a principal of Fieldstone FPCG Services, L.P. ("Fieldstone"). Mr. Marrus is a United States citizen whose business address is c/o Fieldstone, 1177 Avenue of the Americas, New York, New York 10036.

         Mr. Spencer's principal occupation is as a financial advisor and independent consultant. Mr. Spencer is a United States citizen whose business address is c/o Holding Capital Group, Inc., 104 Crandon Blvd., Rm. 419, Key Biscayne, Florida 33149. Ms. Spencer is a United States citizen whose principal occupation is an interior designer.

         During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Purchases of Capital Stock of Coinmach Corporation

         On January 31, 1995, Coinmach Corporation, a wholly-owned subsidiary of the Issuer ("Coinmach"), the successor in interest to The Coinmach Corporation, a Delaware corporation ("TCC"), entered into the following agreements with respect to the purchase of its capital stock, each of which agreements was amended by that certain Omnibus Agreement, dated as of November 30, 1995, among the Issuer, Solon Automated Services, Inc. ("Solon"), TCC and certain other signatories thereto (the "Omnibus Agreement"):

         (a) Investor Purchase Agreements with Harvard, MCS Capital Management, Inc. ("MCS Management") and Messrs. Chapman, Marrus, and Blatt, pursuant to which such investors purchased 2,417; 268; 300; 231 and 400 shares of Class A Common Stock of TCC, respectively, for cash consideration of approximately $349,973, $38,805, $43,439, $33,448, and $57,919, respectively;

         (b) Executive Stock Agreements with each of Messrs. Prato, Harrison and Tulkop pursuant to which such persons purchased 750; 250 and 500 shares of Class B Common Stock of TCC, respectively, for consideration of approximately $21,875 ($17,500 of which was in the form of a promissory note in favor of TCC), $7,292 ($5,833 of which was in the form of a promissory note in favor of TCC) and $14,583 ($11,666 of which was in the form of a promissory note in favor of TCC), respectively; and

         (c) Senior Management Agreements with MCS and each of Messrs. Blatt and Doyle, pursuant to which such parties purchased 6,000; 1,000 and 6,000 shares of Class B Common Stock of TCC, respectively, for consideration of approximately $175,000

($35,000 of which was cash consideration and $140,000 of which was in the form of a promissory note in favor of TCC), $29,167 ($5,834 of which was cash consideration and $23,333 of which was in the form of a promissory note in favor of TCC), and $175,000 ($35,000 of which was cash consideration and $140,000 of which was in the form of a promissory note in favor of TCC), respectively.

Purchases of Capital Stock of the Issuer

        On July 26, 1995, the Issuer (formerly known as SAS Acquisitions Inc.) entered into the following agreements, each of which was amended by the Omnibus Agreement, with respect to the purchase of its capital stock:

        (a) an Investor Purchase Agreement among certain investors, including Harvard and Messrs. Chapman, Marrus, Blatt, MCS and Stanky pursuant to which such parties purchased 2,405; 300; 228; 398; and 425 shares of Class A Common Stock of the Issuer, respectively, for cash consideration of approximately $183,912, $22,941, $17,435, $30,435 and $32,500, respectively; and

        (b) an Executive Stock Agreement among certain parties, including MCS and Messrs. Blatt, Doyle and Stanky, pursuant to which such parties purchased 4,000; 4,000; 2,000 and 1,500 shares of Class B Common Stock of the Issuer, respectively, for consideration of approximately $61,611 ($9,241 of which was cash consideration and $52,369 of which was in the form of a promissory note in favor of the Issuer), $61,611 ($9,242 of which was cash consideration and $52,370 of which was in the form of a promissory note in favor of the Issuer), $30,806 ($4,621 of which was cash consideration and $26,185 of which was in the form of a promissory note in favor of the Issuer), and $23,104 ($3,466 of which was cash consideration and $19,639 of which was in the form of a promissory notes in favor of the Issuer), respectively.

        On May 10, 1996, the Issuer entered into the following agreements with respect to the purchase of its capital stock:

        (a) Stock Subscription Agreements with each of Messrs. Blatt, Doyle and Kerrigan pursuant to which such persons purchased 1,415; 599 and 1,415 shares of Class B Common Stock of the Company respectively, for consideration in the form of promissory notes in favor of the Issuer of approximately $21,795, $9,226 and $21,795, respectively.

        Copies of each of the agreements described above in this Item 3 were filed with the SEC as exhibits to Coinmach's Registration Statement on Form S-1 (No. 333-00620) ("Coinmach's Registration Statement") and/or the Issuer's Registration Statement on Form S-1 (No. 333-03587) ("Issuer's Registration Statement") and are incorporated herein by reference.

Subsequent Events

        On November 30, 1995, in connection with the merger of TCC with and into Coinmach, the shares of capital stock of TCC owned by each of the TCC stockholders, including certain of the Reporting Persons, were exchanged for shares of capital stock of the Issuer, in each case, in accordance with the terms and conditions of an Agreement and Plan of Merger, dated November 30, 1995, among TCC, Solon and SAS (the "Merger Agreement"). A copy of the Merger Agreement was filed by Coinmach with the SEC as Exhibit 2.1 to Coinmach's Registration Statement and is incorporated herein by reference.

        On July 10, 1996, prior to the initial public offering of shares of Common Stock of the Issuer (the "Initial Public Offering"), MCS, Mr. Doyle, S.A. Spencer and Mary M. Spencer acquired from MCS Management, 737.9679, 316.2720 and 1,054.2399 shares of common stock of the Issuer, respectively, in private transactions.

        On July 17, 1996, in connection with the Initial Public Offering, all shares of capital stock of the Issuer were reclassified into shares of Common Stock, shares of Class B Common Stock of the Issuer and shares of Series A Preferred Stock of the Issuer (the "Preferred Stock") in accordance with the terms and provisions of a Reclassification Agreement, dated July 17, 1996, among the Issuer and the holders of its capital stock (the "Reclassification Agreement"). A copy of the Reclassification Agreement was filed by the Issuer with the SEC as Exhibit 10.45 to the Issuer's Report on Form 10-Q for the quarter ended June 28, 1996 (File No. 1-11907) (the "Issuer's June 10") and is incorporated herein by reference.

        On July 23, 1996, pursuant to the terms of the Preferred Stock, 30.8; 5.2; 3.8 and 2.9 shares of Preferred Stock owned by each of Harvard, Mr. and Ms. Spencer and Messrs. Chapman and Marrus, respectively, were redeemed by the Issuer for approximately $592,244, $99,989, $73,069 and $55,763, respectively.

        The summaries of the agreements referred to in this Item 3 and elsewhere in this statement are not intended to be complete and are qualified in their entirety by reference to such agreements incorporated herein by reference.


ITEM 4. PURPOSE OF TRANSACTION.

        The table in Item 5 of this statement sets forth the number of shares of Common Stock held by each Reporting Person, each of whom owns such shares for investment purposes. Depending on market conditions and other factors (including securities laws and other legal restrictions governing any proposed transactions, evaluation of the Issuer's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), each Reporting Person may from time to time acquire additional securities of the Issuer or dispose of all or a portion of its investment of securities in the Issuer.

        Prior to the effectiveness of the Issuer's registration statement on Form 8-A (File No. 1-11907) with respect to the Common Stock, the terms of a voting agreement (the "Voting Agreement") by and among MCS, Harvard, Messrs. Blatt, Doyle, Stanky, Prato, Chapman, Marrus, Tulkop, Harrison and Spencer (collectively, the "Voting Stockholders"), the Issuer and Golder, Thoma, Cressey, Rauner Fund IV, L.P. (the "Fund") were established, and the parties thereto agreed to execute the Voting Agreement substantially concurrently with the closing of the Initial Public Offering. On July 23, 1996, the Voting Stockholders and the Fund executed the Voting Agreement, a copy of which was filed by the Issuer with the SEC as Exhibit 10.55 to the Issuer's June 10-Q and is incorporated herein by reference. Heller Financial, Inc. ("Heller"), which holds 240,324 shares of the Issuer's non-voting Class B common stock, par value $.01 per share (the "Non-voting Common Stock"), and Jackson National Life Insurance Company ("Jackson National"), which holds 240,324 shares of Non-voting Common Stock, have agreed to become parties to the Voting Agreement upon any conversion of Non-voting Common Stock into Common Stock.

        The Voting Agreement provides that each Voting Stockholder and the Fund will vote its shares of Common Stock and take all other necessary or desirable actions so that the Board of Directors of the Issuer will initially consist of five members, (i) two of whom will be designated by the Fund, (ii) two of whom will be members of the Issuer's management or employees or officers of the Issuer, in each case designated by the holders of a majority of the Common Stock held by the Issuer's executive officers, and (iii) one of whom will be an individual designated by the Fund and reasonably acceptable to Stephen R. Kerrigan. Additionally, the Voting Agreement provides that the size of the Board of Directors may be increased by up to two members who will be independent directors. The independent directors will be designated by the mutual agreement of the Fund and Mr. Kerrigan.

        In the event the size of the Board of Directors is increased above seven members or decreased below five members, the additional or remaining directorships, if any, will be apportioned evenly between (i) directors designated by the Fund, and (ii) directors designated by the holders of a majority of Common Stock held by the Issuer's executive officers. Whenever the additional or remaining directorships cannot be apportioned evenly, the remaining directorship will be an outside director designated by the Fund and Mr. Kerrigan.

        The Voting Agreement will terminate at such time as the Fund holds in the aggregate less than 20% of all issued and outstanding shares of Common Stock. Shares of Common Stock held by the Reporting

Persons and the Fund will cease to be subject to the Voting Agreement when such shares are either (i) registered and sold under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) sold to the public through a broker, dealer or market maker pursuant to the provisions of Rule 144 or Rule 144A promulgated under the Securities Act.

        On September 17, 1996, the size of the Board of Directors was increased to seven members, and the Board of Directors appointed Dr. Arthur B. Laffer and Mr. Stephen G. Cerri as independent directors to fill the newly created directorships.

        Except as described in this statement, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to this statement, presently has any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D under the Exchange Act.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

             (a) and (b)

             Each of the Voting Stockholders beneficially owns the number and percentage of shares of Common Stock set forth opposite each of their names in this Item 5 below. Other than Mr. Spencer, each Voting Stockholder has the sole power to vote and the sole power to dispose of or direct the disposition of the number of shares of Common Stock held by them. By virtue of the relationship between MCS and Mr. Kerrigan described in Item 2, Mr. Kerrigan may be deemed to possess indirect beneficial ownership of and share the power to vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by MCS. By virtue of the relationship between Harvard and Harvard Management described in Item 2, Harvard Management may be deemed to possess indirect beneficial ownership of and share the power to vote and indirectly share the power to dispose of or direct the disposition of the shares of Common Stock beneficially owned by Harvard. Mr. Spencer and Ms. Spencer own their shares as joint tenants with right of survivorship and share the power to vote and the power to dispose of or direct the disposition of the shares of Common Stock held by them.

             The Reporting Persons and the Fund may also be deemed to be a "group" for purposes of Section 13(d)(3) of the Exchange Act as a result of the Voting Agreement described in Item 4, and, based on the information contained in the Issuer's Registration Statement, may therefore be deemed to be the indirect beneficial owners of and to share the power to vote or direct the vote of 4,556,114 additional shares of Common Stock that are subject to the terms of the Voting Agreement. If the Reporting Persons were deemed to be the beneficial owners of such additional shares of Common Stock, then the Reporting Persons would be deemed to be the beneficial owners of an aggregate of 5,964,525 shares or approximately 59% of the issued and outstanding Common Stock, assuming there are 10,148,167 shares of Common Stock outstanding, including 143,889 shares of Common Stock subject to currently exercisable options held by the Reporting Persons. The foregoing information does not include the Non-voting Common Stock held by Heller and Jackson National. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock held by the other parties to the Voting Agreement.

                                              Number        Percentage
Name                                         of Shares       of Class
----                                         ---------      ----------
MCS Capital, Inc.                          504,391/1,2/       5.0%
Stephen R. Kerrigan/3/
President and Fellows of Harvard College     151,860/4/       1.5%
Harvard Management Company, Inc./5/
Mitchell Blatt                               416,313/6/       4.2%
Robert M. Doyle                              123,586/7/       1.2%

                                              Number        Percentage
Name                                         of Shares       of Class
-----                                        ----------     ----------
Michael E. Stanky                             77,580/8/        0.8%
Charles Prato                                 32,225/9/        0.3%
James N. Chapman                             24,635/10/        0.3%
Michael E. Marrus                            20,223/11/        0.3%
David Tulkop                                 20,449/12/        0.2%
Russell Harrison                             12,852/13/        0.2%
S.A. Spencer and Mary M. Spencer, as         24,297/14/        0.2%
joint tenants
                                          _____________       _________
Total                                     1,408,411/15/       13.9%/16/

1. MCS has sole voting and dispositive power with respect to the shares of Common Stock owned by it. Stephen R. Kerrigan by virtue of being the President and controlling stockholder of MCS, may be deemed to share voting and dispositive power with respect to the shares of Common Stock held by MCS. MCS and Mr. Kerrigan disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this statement by Mr. Kerrigan shall not be construed as an admission that Mr. Kerrigan is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

2. Includes 61,622 shares of Common Stock underlying currently exercisable options; does not include 246,476 shares of Common Stock underlying options not currently exercisable.

3. Mr. Kerrigan disclaims beneficial ownership of all shares of Common Stock held by MCS Capital, Inc.

4. Harvard has sole voting and dispositive power with respect to the shares of Common Stock owned by it. Harvard Management, in its capacity as investment manager of Harvard, may be deemed to share voting and dispositive power with respect to the shares of Common Stock it manages on behalf of Harvard. Harvard and Harvard Management disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund. The filing of this statement by Harvard Management shall not be construed as an admission that Harvard Management is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement.

5. Harvard Management disclaims beneficial ownership of all shares of Common Stock held by Harvard.

6. Includes 20,000 shares of Common Stock underlying currently exercisable options; does not include 80,000 shares of Common Stock underlying options not currently exercisable. Mr. Blatt disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

7. Includes 14,378 shares of Common Stock underlying currently exercisable options; does not include 57,512 shares of Common Stock underlying options not currently exercisable. Mr. Doyle disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       8. Includes 30,705 shares of Common Stock underlying currently exercisable options; does not include 122,816 shares of Common Stock underlying options not currently exercisable. Mr. Stanky disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       9. Includes 2,302 shares of Common Stock underlying currently exercisable options; does not include 9,200 shares of Common Stock underlying options not currently exercisable. Mr. Prato disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       10. Includes 5,752 shares of Common Stock underlying currently exercisable options; does not include 23,004 shares of Common Stock underlying options not currently exercisable. Mr. Chapman disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       11. Includes 5,752 shares of Common Stock underlying currently exercisable options; does not include 23,004 shares of Common Stock underlying options not currently exercisable. Mr. Marrus disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       12. Includes 500 shares of Common Stock underlying currently exercisable options; does not include 2,000 shares of Common Stock underlying options not currently exercisable. Mr. Tulkop disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       13. Includes 2,878 shares of Common Stock underlying currently exercisable options; does not include 11,500 shares of Common Stock underlying options not currently exercisable. Mr. Harrison disclaims beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       14. Mr. Spencer and Ms. Spencer own the shares as joint tenants with right of survivorship, and have shared power to direct the vote and disposition of such shares. Mr. Spencer and Ms. Spencer disclaim beneficial ownership of all shares beneficially owned by all other Reporting Persons and the Fund.

       15. Includes 143,889 shares of Common Stock underlying currently exercisable options.

       16. Assumes there are 10,148,167 shares of Common Stock outstanding, including 143,889 shares of Common Stock subject to currently exercisable options held by certain of the Reporting Persons.


                (c) Except as reported herein, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons named on Schedule A to this statement, has consummated any transactions in the Common
   ----------
Stock during the past sixty days.

               (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported as being beneficially owned by such Reporting Persons.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The Issuer, MCS, Harvard, Messrs. Blatt, Doyle, Stanky, Chapman, Harrison and Marrus and the Fund, among others, are parties to a Registration Agreement, dated as of July 26, 1995, as amended by the Omnibus Agreement (the "Registration Rights Agreement"). A copy of the Registration Rights Agreement was filed by the Issuer with the SEC as an exhibit to the Issuer's Registration Statement and is incorporated herein by reference. The Registration Rights Agreement provides that, among other things, if the Issuer proposes to register any of its Common Stock under the Securities Act, whether for its own account or otherwise, the holders of Registrable Securities (as hereinafter defined) are entitled to notice of such registration and, subject to, among other things, certain provisions regarding the priority among holders of securities with respect to the number of shares to be registered, all the parties to the Registration Rights Agreement (other than the Issuer) are entitled to include the securities of the Issuer owned by them ("Registrable Securities") in such registration. The Issuer is responsible for all registration expenses in connection with all such registrations. The Registration Rights Agreement also provides for customary indemnification by the Issuer of the holders of the Registrable Securities.

          The Fund, Coinmach (as successor-in-interest to TCC) and each of (i) Mr. Kerrigan and MCS, (ii) Mr. Blatt and (iii) Mr. Doyle are parties to Senior Management Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each, a "TCC Senior Management Agreement"), and the Fund, Coinmach (as successor-in-interest to TCC) and each of Messrs. Prato, Harrison and Tulkop are parties to Executive Stock Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each, a "TCC Executive Stock Agreement"). Copies of the TCC Senior Management Agreements have been filed by Coinmach with the SEC as exhibits to Coinmach's Registration Statement and are incorporated herein by reference, and copies of the TCC Executive Stock Agreements are filed as exhibits to this statement and are incorporated herein by reference. MCS and Messrs. Kerrigan, Blatt, Doyle, Prato, Harrison and Tulkop are hereinafter sometimes referred to as the "TCC Executives," and the TCC Senior Management Agreements and the TCC Executive Stock Agreements are hereinafter sometimes referred to as the "TCC Executive Stock Purchase Agreements." The TCC Executive Stock Purchase Agreements provide that (i) if the TCC Executive breaches certain provisions contained in the agreement or the TCC Executive's employment with the Issuer is terminated for certain reasons, the shares purchased by the TCC Executive pursuant to such agreement (other than shares sold by the TCC Executive pursuant to an underwritten public offering registered under the Securities Act or pursuant to Rule 144 or 144A, collectively, "Public Sales") are subject to purchase by the Issuer first, certain other members of management of the Issuer second, and by the Fund third, at a price equal to the lower of the original purchase price and the then fair market value of such shares; provided, however, that if the TCC Executive's employment is terminated without cause, the shares subject to such agreement may be purchased by such persons or entities only at fair market value, (ii) prior to the sale (other than a Public
Sale) of the shares purchased thereunder, the Issuer first, certain other members of management of the Issuer second, and the Fund third, shall have rights of first refusal with respect to such shares, and (iii) upon any sale (other than a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned by the Fund and the TCC Executive. Approximately 239,383; 239,383; 39,897; 29,923; 9,974 and 19,949 shares of Common Stock owned by MCS, Mr. Blatt, Mr. Doyle, Prato, Harrison and Tulkop, respectively, are subject to the terms of the TCC Executive Stock Purchase Agreements.

          The Fund, Coinmach (as successor-in-interest to TCC) and each of (i) Heller, (ii) Jackson National, (iii) Jackson National (as successor-in-interest to Jackson National Life Insurance Company of Michigan ("Jackson Michigan")),
(iv) Harvard, (v) Mr. Chapman, (vi) Mr. Marrus, (vii) Mr. Kerrigan and MCS,
(viii) Mr. Kerrigan and MCS Capital Management, Inc. ("MCS Management") and (ix) Mr. Blatt (each, a "TCC Investor"), are parties to Investor Purchase Agreements, dated as of January 31, 1995, as amended by the Omnibus Agreement (each, a "TCC Investor Purchase Agreement"). Copies of the TCC Investor Purchase Agreements have been filed with the SEC as exhibits to the Issuer's Registration Statement or as exhibits to this statement and, in each case, are incorporated herein by reference. The TCC Investor Purchase Agreements provide that (i) prior to the sale (other than a Public Sale) of the shares purchased thereunder, the

Issuer first and the Fund second, shall have rights of first refusal with respect to such shares, and (ii), with respect to the Investor Purchase Agreements with Harvard, Mr. Chapman, Mr. Marrus, Mr. Kerrigan and MCS, Mr. Kerrigan and MCS Management and Mr. Blatt, upon the sale (other than a Public
Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned by the Fund and the TCC Investor. Approximately 152,607; 137,366 and 15,241 shares of Non-voting Common Stock and 96,431; 11,969; 9,216; 10,692; 48,595 and 15,959
shares of Common Stock are subject to the TCC Investor Purchase Agreements with Heller, Jackson National, Jackson National (as successor-in-interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, Mr. Kerrigan and MCS, Mr. Kerrigan and MCS Management, and Mr. Blatt, respectively.

          The Fund, the Issuer, MCS, Mr. Blatt, Mr. Doyle and Mr. Stanky are parties to an Executive Stock Agreement, dated as of July 26, 1996, as amended by the Omnibus Agreement (the "SAS Executive Stock Agreement"). A copy of the SAS Executive Stock Agreement has been filed by the Issuer with the SEC as an exhibit to the Issuer's Registration Statement and is incorporated herein by reference. Messrs. Blatt, Doyle, Stanky and, with respect to MCS, Kerrigan are hereinafter sometimes referred to as the "SAS Executives." The SAS Executive Stock Agreement provides that (i) if the SAS Executive breaches certain provisions contained in the agreement or the SAS Executive's employment with the Issuer is terminated for certain reasons, the shares purchased by the SAS Executive pursuant to such agreement (other than shares sold by the SAS Executive pursuant to a Public Sale) are subject to purchase by the Issuer first, certain other members of management of the Issuer second and by the Fund third at a price equal to the lower of the original purchase price and the then fair market value of such shares, provided, however, that if the SAS Executive's employment is terminated without cause, the shares subject to such agreement may be purchased only at fair market value, (ii) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first, certain other members of management of the Issuer second and the Fund third, shall have rights of first refusal with respect to such shares, and (iii) upon the sale (other than pursuant to Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned by the Fund and the SAS Executive. Approximately 92,189; 92,189; 46,095 and 34,571 shares of Common Stock are subject to the terms of the SAS Executive Stock Agreement with MCS, Mr. Blatt, Mr. Doyle and Mr. Stanky, respectively.

          The Fund, the Issuer, Heller, Jackson National, Jackson National (as successor-in-interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt, and Mr. Stanky are parties to an Investor Purchase Agreement, dated as of July 26, 1996, as amended by the Omnibus Agreement (the "SAS Investor Purchase Agreement"). A copy of the SAS Investor Purchase Agreement has been filed by the Issuer with the SEC as an exhibit to the Issuer's Registration Statement and is incorporated herein by reference. Heller, Jackson National, Jackson Michigan, Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt, and Mr. Stanky are hereinafter sometimes referred to as the "SAS Investors."
The SAS Investor Purchase Agreement provides that (i) prior to the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Issuer first and the Fund second, shall have rights of first refusal with respect to such shares, and (ii) upon the sale (other than pursuant to a Public Sale) of the shares purchased thereunder, the Fund shall have the right to participate in such sale pro rata based on the number of shares owned. Approximately 87,718; 78,937 and 8,781 shares of Nonvoting Common Stock and, 55,429; 6,914; 5,255; 34,087; 9,173 and 9,795 shares of Common Stock are subject to the terms of the SAS Investor Purchase Agreement with Heller, Jackson National, Jackson National (as successor-in-interest to Jackson Michigan), Harvard, Mr. Chapman, Mr. Marrus, MCS, Mr. Blatt and Mr. Stanky, respectively.

          In connection with the Initial Public Offering, each of MCS and Messrs. Chapman, Doyle, Stanky, Prato, Marrus and Harrison (each, an "Optionee") were granted non-qualified stock options by the Issuer to acquire 306,508; 28,607; 71,519; 102,987; 11,443; 28,607 and 14,304 shares of Common Stock, respectively, subject to the terms and conditions of Option Agreements, dated July 23, 1996, between the Issuer and each Optionee. Copies of each Option Agreement are attached as exhibits to this statement and are incorporated herein by reference. On August 8, 1996, the Board of Directors of the Issuer granted non-qualified stock options (the "Plan Options") under the Issuer's Second Amended and Restated 1996 Employee Stock Option Plan (the "Plan") to purchase 100,000; 50,000 and 2,500 shares of Common Stock to Messrs.

Blatt, Stanky and Tulkop, respectively, at an exercise price equal to the fair market value per share of Common Stock on the date of grant ($14.00 per share). Twenty percent (20%) of the shares of Common Stock underlying the foregoing options vested on the date of grant, and the remainder of the shares of Common Stock underlying such Plan Options vest in four equal annual installments commencing on the first anniversary of the date of grant. A copy of the Plan is filed as an exhibit to this statement and is incorporated herein by reference.

          On September 17, 1996, the Board of Directors approved the grant of additional non-qualified stock options to each of MCS and Messrs. Chapman, Doyle, Stanky, Prato, Marrus and Harrison to acquire 1,590, 149, 371, 534, 59, 149 and 74 shares of Common Stock, respectively, subject to the terms and conditions of the Option Agreements, as amended by the Omnibus Amendment to Option Agreements, dated as of September 17, 1996. A copy of the Omnibus Amendment to Option Agreements is attached as an exhibit to this statement and is incorporated herein by reference.

          Except as set forth in this statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other person with respect to any securities of the Issuer. The Voting Stockholders have entered into the Voting Agreement, dated July 23, 1996, as described in Item 4 above. A copy of the Voting Agreement is attached as an exhibit to this statement and is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1  Joint Filing Agreement among the Reporting Persons

         Exhibit 2 Voting Agreement, dated July 23, 1996, among the Reporting Persons and the Issuer (incorporated by reference from exhibit number 10.55 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

         Exhibit 3 Option Agreement, dated July 23, 1996, between the Issuer and MCS Capital, Inc. (incorporated by reference from exhibit number 10.46 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

         Exhibit 4 Option Agreement, dated July 23, 1996, between the Issuer and James N. Chapman (incorporated by reference from exhibit number 10.48 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

         Exhibit 5 Option Agreement, dated July 23, 1996, between the Issuer and Robert M. Doyle (incorporated by reference from exhibit number 10.49 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

         Exhibit 6 Option Agreement, dated July 23, 1996, between the Issuer and Michael E. Stanky (incorporated by reference from exhibit number 10.50 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

         Exhibit 7 Option Agreement, dated July 23, 1996, between the Issuer and Charles Prato

         Exhibit 8 Option Agreement, dated July 23, 1996, between the Issuer and Michael E. Marrus

         Exhibit 9 Option Agreement, dated July 23, 1996, between the Issuer and Russell Harrison

         Exhibit 10 Agreement and Plan of Merger, dated November 30, 1995, of
                    TCC, Solon Automated Services, Inc. ("Solon") and SAS Acquisitions Inc. ("SAS") (incorporated by reference from exhibit number 2.1 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 11 Equity Purchase Agreement, dated as of January 31, 1995, by and between TCC and the Fund, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.2 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 12 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund and Harvard, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.3 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 13 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, MCS Capital Management, Inc. and Stephen R. Kerrigan, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number
                    10.4 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 14 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and James N. Chapman, subsequently amended by the Omnibus Agreement

     Exhibit 15 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Michael E. Marrus, subsequently amended by the Omnibus Agreement

     Exhibit 16 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, MCS and Stephen R. Kerrigan, subsequently amended by the Omnibus Agreement

     Exhibit 17 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Mitchell Blatt, subsequently amended by the Omnibus Agreement

     Exhibit 18 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Heller Financial, Inc., subsequently amended by the Omnibus Agreement

     Exhibit 19 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Jackson National Life Insurance Company, subsequently amended by the Omnibus Agreement

     Exhibit 20 Investor Purchase Agreement, dated as of January 31, 1995, by and between TCC, the Fund, and Jackson National Life Insurance Company of Michigan, subsequently amended by the Omnibus Agreement

     Exhibit 21 Promissory Note, dated January 31, 1995, of MCS in favor of TCC, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.7 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 22 Promissory Note, dated January 31, 1995, of Mitchell Blatt in favor of TCC, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number
                    10.8 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 23 Promissory Note, dated January 31, 1995, of David Tulkop in favor of TCC, subsequently amended by the Omnibus Agreement

     Exhibit 24 Promissory Note, dated January 31, 1995, of Robert M. Doyle in favor of TCC, subsequently amended by the Omnibus Agreement

     Exhibit 25 Promissory Note, dated January 31, 1995, of Russell Harrison in favor of TCC, subsequently amended by the Omnibus Agreement

     Exhibit 26 Promissory Note, dated January 31, 1995, of Charles Prato in favor of TCC, subsequently amended by the Omnibus Agreement

     Exhibit 27 Executive Stock Agreement, dated January 31, 1995, by and between TCC, the Fund and Charles Prato, subsequently amended by the Omnibus Agreement

     Exhibit 28 Executive Stock Agreement, dated January 31, 1995, by and between TCC, the Fund and Russell Harrison, subsequently amended by the Omnibus Agreement

     Exhibit 29 Executive Stock Agreement, dated January 31, 1995, by and between TCC, the Fund and David Tulkop, subsequently amended by the Omnibus Agreement

     Exhibit 30 Senior Management Agreement, dated as of January 31, 1995, by and between TCC, Stephen R. Kerrigan, MCS and the Fund, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.10 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 31 Senior Management Agreement, dated as of January 31, 1995, by and between TCC, Coinmach Industries Co., L.P., Mitchell Blatt and the Fund, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number
                 10.11 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 32 Senior Management Agreement, dated January 31, 1995, by and between TCC, Coinmach Industries Co., L.P., Robert M. Doyle and the Fund, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.12 to Coinmach's Registration Statement on Form S-1, file number 333-00620)

     Exhibit 33 Equity Purchase Agreement, dated as of July 26, 1995, among the Fund and SAS, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.21 to the Issuer's Registration Statement on Form S-1, file number 333-03587)

     Exhibit 34 Investor Purchase Agreement, dated as of July 26, 1995, among SAS, the Fund, Heller Financial Services, Inc., Jackson National Life Insurance Company, Jackson National Life Insurance Company of Michigan, James N. Chapman, Michael E. Marrus, Harvard, MCS, Mitchell Blatt, and Michael Stanky, subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.22 to the Issuer's Registration Statement on Form S-1, file number 333-03587)

     Exhibit 35 Executive Stock Agreement, dated as of July 26, 1995, among SAS, the Fund, MCS, Mitchell Blatt, Robert M. Doyle and Michael Stanky (with spousal consents), subsequently amended by the Omnibus Agreement (incorporated by reference from exhibit number 10.23 to the Issuer's Registration Statement on Form S-1, file number 333-03587)

     Exhibit 36 Omnibus Agreement, dated as of November 30, 1995, among SAS, Solon, TCC and each of the other parties executing a signature page thereto (incorporated by reference from exhibit number 10.20 to Coinmach's Registration Statement of Form S-1, file number 333-00620)

     Exhibit 37  Promissory Note, dated as of July 26, 1995, of MCS in favor of
                 SAS

     Exhibit 38 Promissory Note, dated as of July 26, 1995, of Mitchell Blatt in favor of SAS

     Exhibit 39 Promissory Note, dated as of July 26, 1995, of Robert M. Doyle in favor of SAS

     Exhibit 40 Promissory Note, dated as of July 26, 1995, of Michael Stanky in favor of SAS

     Exhibit 41 Stock Subscription Agreement, dated May 10, 1996, by and between Mitchell Blatt and the Issuer

     Exhibit 42 Stock Subscription Agreement, dated May 10, 1996, by and between Robert M. Doyle and the Issuer

     Exhibit 43 Stock Subscription Agreement, dated May 10, 1996, by and between MCS and the Issuer

     Exhibit 44 Promissory Note, dated May 10, 1996, by Mitchell Blatt in favor of the Issuer

     Exhibit 45 Promissory Note, dated May 10, 1996, by Robert M. Doyle in favor of the Issuer

     Exhibit 46  Promissory Note, dated May 10, 1996, by MCS in favor of the
                 Issuer

     Exhibit 47 Common Stock Purchase Agreement, dated July 10, 1996, by and between MCS Capital Management, Inc. and Robert M. Doyle

     Exhibit 48 Common Stock Purchase Agreement, dated July 10, 1996, by and between MCS Capital Management, Inc. and S.A. Spencer

     Exhibit 49 Common Stock Purchase Agreement, dated July 10, 1996, by and between MCS Capital Management, Inc. and MCS

     Exhibit 50 Registration Agreement, dated as of July 26, 1995, among the Issuer and certain of its stockholders (incorporated by reference to exhibit number 10.25 to Issuer's Registration Statement on Form S-1, file number 333-03587)

     Exhibit 51 Reclassification Agreement, dated as of July 17, 1995, among the Issuer and certain of its stockholders (incorporated by reference from exhibit number 10.45 to Issuer's Form 10-Q for the quarterly period ended June 28, 1996, file number 1-11907)

     Exhibit 52 Second Amended and Restated 1996 Employee Stock Option Plan of Coinmach Laundry Corporation

     Exhibit 53 Omnibus Amendment to Option Agreements, dated as of September 17, 1996, by and among the Issuer, MCS Capital, Inc., Ronald S. Brody, James N. Chapman, Robert M. Doyle, Michael E. Stanky, David E. Siegel, R. Daniel Osborne, John E. Denson, James McDonnell, Russell Harrison, Charles Prato and Michael E. Marrus

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  October 10, 1996


                              MCS CAPITAL, INC.

                              By: /s/ Stephen R. Kerrigan
                                  -------------------------------------
                                  Stephen R. Kerrigan
                                  President


                              /s/ Stephen R. Kerrigan
                              -----------------------------------------
                                  Stephen R. Kerrigan


                              PRESIDENT AND FELLOWS OF HARVARD COLLEGE

                              By:  HARVARD MANAGEMENT COMPANY, INC.


                              By: /s/ Timothy Peterson
                                  -------------------------------------
                                  Name:  Timothy Peterson
                                  Title: Authorized Signatory


                              By: /s/ Verne Sedlacek
                                  ______________________________________
                                  Name: Verne Sedlacek
                                  Title: Authorized Signatory


                              HARVARD MANAGEMENT COMPANY, INC.


                              By: /s/ Timothy Peterson
                                  -------------------------------------
                                  Name:  Timothy Peterson
                                  Title: Authorized Signatory


                              /s/ Mitchell Blatt
                              ------------------------------------------
                              Mitchell Blatt


                              /s/ Robert M. Doyle
                              ------------------------------------------
                              Robert M. Doyle


                              /s/ Michael E. Stanky
                              ------------------------------------------
                              Michael E. Stanky


                              /s/ Charles Prato
                              ------------------------------------------
                              Charles Prato


                              /s/ James N. Chapman
                              ------------------------------------------
                              James N. Chapman


                              /s/ Michael E. Marrus
                              ------------------------------------------
                              Michael E. Marrus

                              /s/ David Tulkop
                              ___________________________________________
                              David Tulkop


                              /s/ Russell Harrison
                              ___________________________________________
                              Russell Harrison


                              /s/ S.A. Spencer
                              ___________________________________________
                              S.A. Spencer


                              /s/ Mary M. Spencer
                              ___________________________________________
                              Mary M. Spencer

                                   SCHEDULE A


          The following table sets forth the names of the executive officers and fellows of President and Fellows of Harvard College. Each such person is a citizen of the United States and has a business address at c/o Harvard, 600 Atlantic Avenue, Boston, Massachusetts 02210.


Name                                 Position with Harvard
----                                 ---------------------

Neil Rudenstine                      President

Michael Roberts                      Secretary

D. Ronald Daniel                     Treasurer

Robert G. Stone, Jr.                 Fellow

Judith Richards Hope                 Fellow

Richard A. Smith                     Fellow

Jamie Houghton                       Fellow

Professor Henry Rosovsky             Fellow

Margaret H. Marshall                 Vice President and General Counsel

Sally Zeckhauser                     Vice President

Thomas Reardan                       Vice President of Alumni Affairs

Elizabeth C. Hviddecoper             Vice President of Financial Affairs

Albert Carnesale                     Provost

James Rowe                           Vice President of Governmental Affairs